'Martingale' For Investors.mp4 (4m 33s) 3 speakers (Tony Doupe, Tanya Skoog, Speaker 3)

[0:00:09] Tony Doupe: Hi, I'm Tony Doupe, director of Martingale, and this is
....

[0:00:12] Tanya Skoog: I'm Tanya Skoog, producer. If there's one thing great about film it's that with the right team of storytellers and technicians it's possible to take even a small dollar amount and turn it into a transcendent cinematic experience. It takes a lot of commitment and sweat equity from filmmakers, and it can be a challenge, but it is possible.

[0:00:33] Tony Doupe: In a nutshell, that's the formula for this movie. And amongst the few of us putting this project together we've been very successful in the past with other films of this budget. And are extremely excited about taking what we have known and what we have gathered and our experiences and putting it towards Martingale. But let's talk about numbers later and let's talk more about the story. The story follows Dani, a security officer at a tribal casino who is grieving the loss of her teenage daughter who died two years prior. Not ready to move on she embezzles from her employer to afford a civil suit against the man, a sex trafficker, who she holds responsible for her daughter's overdose, and her death. But when her laptop and all her case files are stolen, Dani hits a wall.

[0:01:14] Tanya Skoog: Already strung out from the last two years Dani considers resorting to old habits. But through a little modern technology she fortuitously tracks her property to an unassuming man on the other side of town. Hiding her agenda she befriends him, realizing things that could benefit her cause. As Dani gets potentially closer to finding some solace from her ongoing journey, her desperations intensify and shift, and with it so do her morals.

[0:01:43] Tony Doupe: Probably the strongest throughline for me is justifiable vigilantism. I have three kids, and if something were to happen to them I could only imagine where I would go and what I would do. And there would be no rules at that particular point. So it's just constant fight of restraint and also wanting revenge and also wanting to do what's right. Which one of those scripts did I read and I see in my head as I'm reading it. As a director that's great, because it's not like you're reading, "I don't know where to go with this." Kind of know exactly where to go with this. And just to kind of find that balance between real action and exaggerated action. Where is that balance right now? So those are some of the things that excite me about the script and the reason why I'm excited to be a part of Martingale.

[0:02:39] Tanya Skoog: The budget, while very small compared to even the average independent film, is something that still requires help from financial partners. We need people like you to share in the production of this film. And better even, share in the revenue from it. You're not donating to the production, you're investing in it. For each dollar that you spend with us you own a little bit more of this film. It's also important to know that because of the size of this budget we can't afford waste. We're frugal, we produce efficiently, and we've done it quite a few times before on even lower budgets than this one.

[0:03:12] Speaker 3: So, these are the numbers. Our distribution team has generated over $575,000 in gross revenue on less than $60,000 spent on three different movies. Is this common for independent film? Of course not. And it's also taking advantage of a known genre audience. But the reason this model has worked so well is in part our meticulous spending and content creation that appeals to the online streaming audience which is where most of the money is made these days. How are we able to produce so cheaply? Well, I can say with confidence it's not for a lack of production value. We're extremely passionate about what we do, and it all starts with a good story.

[0:03:49] Tanya Skoog: See for yourself if you think this would be a worthwhile venture for you. We're looking for a partnership with other people like us, movie fans who want to continue to see great stories made. And if this is your first time investing you can now say, "I did that. I made that happen."

[0:04:05] Tony Doupe: We strongly believe in this film and its ability to resonate with audiences. So thanks for checking this out. We hope you consider joining our team and be part of bringing this story to life. [0:04:26]




The Invoking Official Trailer #1 (2013) - Horror Movie HD.mp4 (1m 11s) 5 speakers (Speaker 1, Sam, Eric, Speaker 4, Speaker 5)

[0:00:05] Speaker 1: Where'd you get that house from?

[0:00:07] Sam: An aunt, I think. There's a caretaker or something.

[0:00:10] Eric: You must be Sam.

[0:00:11] Sam: I am.

[0:00:12] Eric: Eric.

[0:00:12] Speaker 4: Sam's grandfather used to own most of the land around here.

[0:00:15] Speaker 1: Where was Sam?

[0:00:16] Speaker 4: She was here. She lived here until she was five.

[0:00:18] Sam: I was born here? I don't remember a thing.

[0:00:21] Speaker 4: You were just a kid.

[0:00:23] Sam: So what happened?

[0:00:25] Speaker 5: Who brought this down on my house?

[0:00:31] Eric: What did you see?

[0:00:33] Sam: Something's happening to me.

[0:00:35] Eric: Sam, your father wasn't a good man. I don't know what you saw Sam but it's real.

[0:00:40] Sam: I feel like there's so much I'm not remembering.

[0:00:44] Speaker 5: Only the Lord can save you now.

[0:00:47] Sam: The love of God enfolds me. Presence of God watches over me. Wherever I am, God is. And wherever God is, all is well.

[0:01:05] Speaker 5: die.

[0:01:05] Eric: Don't worry Samantha. It'll all be over soon.  [0:01:09]




Found Official Trailer 2 (2014) - Gavin Brown, Ethan Philbeck Movie HD.mp4 (2m
15s) 3 speakers (Speaker 1, Speaker 2, Speaker 3)

[0:00:11] Speaker 1: My brother keeps a human head in his closet. At one point, it had thoughts and feeling and it kissed somebody it loved. Now it's just a bloody head in a bowling ball bag. I hope I don't end up that way.

[0:00:30] Speaker 2: Do you want to be the kid that gets picked on, or the kid that gets in trouble?

[0:00:34] Speaker 1: What if I hit Marcus back? What if it doesn't hurt him any?

[0:01:04] Speaker 2: Don't worry about Marcus. You shouldn't worry about anything.

[0:01:06] Speaker 3: You didn't have to do what you did, Marty. Kids get picked on. I'm sorry it happens, but it's not an excuse to attack someone.

[0:01:18] Speaker 1: Do you want to see something really scary?

[0:01:24] Speaker 3: Oh, oh.

[0:01:32] Speaker 2: Listen to me. Something is going to happen tonight that's going to change everything, and I need you to stay out of the way.

[0:01:39] Speaker 1: Why?

[0:01:48] Speaker 2: Because I don't want to hurt you.

[0:01:48] Speaker 1: My life is starting to feel like a horror movie, and you know how they end. [0:01:52]





The Device Official Trailer #1 (2014) - Sci-Fi Thriller HD.mp4 (2m 9s) 5 speakers (Speaker 1, Speaker 2, Speaker 3, Speaker 4, Movie reviewer)

[0:00:05] Speaker 1: How old were you last time you were here?

[0:00:07] Speaker 2: I don't know. Not much has changed. What is that?

[0:00:20] Speaker 3: Let's go back.

[0:00:21] Speaker 2: What happened here?

[0:00:22] Speaker 3: Ow!

[0:00:22] Speaker 1: You've got to check this out. I have never seen anything like it.

[0:00:35] Speaker 3: You shouldn't have brought that here.

[0:00:35] Speaker 1: It might be worth something, and how will we know unless we find out what it is?

[0:00:43] Speaker 4: You're here. I always thought they'd come back.

[0:00:54] Speaker 2: I can't.

[0:00:55] Speaker 1: I can't do it.

[0:00:59] Speaker 2: I have never been so scared in my whole life.

[0:01:01] Speaker 4: Guilty.

[0:01:04] Speaker 1: Seeing that thing, that is something that still wakes me in the night.

[0:01:07] Speaker 3: You're psych, you believe in aliens?

[0:01:33] Movie reviewer: Hey movie fans! Now, you all know that The Avengers had the biggest opening weekend, and it's the third highest grossing movie of all time. But did you know the female superhero Wasp was included in an early draft of the script? She was, however, replaced with the already existing Black Widow. The SHIELD helicarrier has the number 64 painted on in several places. 1964 is the year the first Avengers comic was released. That's all I've got for you today, subscribe to keep up to date on all the latest releases. And remember little things please little minds. [0:02:04]